Filed by Menlo Therapeutics Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Foamix Pharmaceuticals Ltd.

Commission File No. 001-36621

[Name]

[Date]

Hi [NAME],

As you know, on November 11, 2019, Menlo Therapeutics Inc. (the “Company” or “Menlo” or “we” or “us”) and Foamix Pharmaceuticals Ltd. (“Foamix”) entered into a merger agreement. While Menlo is the legal acquirer in the transaction, Foamix shareholders will receive shares in Menlo such that Foamix shareholders will own the majority of the shares of the combined company following the completion of the merger (commonly referred to as the “closing”). This letter will provide you with information regarding specific cash compensation, equity-based awards, severance and other benefits in the context of the planned merger.

We plan to complete our 2019 annual performance bonus payout and pay review early in 2020 as we have done in the past.    Here is what that will mean for you:

•	2019 bonuses will be paid out at __% of target; for you that will be $xx.xx (less applicable withholding taxes and deductions), which will be paid by the end of January 2020; and

•

A base pay increase of at least __% for each employee; for you that would result in monthly pay of approximately $n,nnn.00 in 2020. We expect to complete the pay review process in the first part of January to enable merit increases by mid-February. Consistent with prior practice, merit increases will be retroactive to January 1, 2020.

It is anticipated that the closing of the merger will occur late in the first quarter or early in the second quarter of 2020. After the closing, Menlo and Foamix will combine operations. The combined company will be headquartered in New Jersey and will be led by Foamix management. As we get nearer to the closing, we will work with Foamix on transition plans for the organization and for each function. We currently anticipate that, after the closing, most current Menlo positions will be eliminated. However, it has not been determined when in 2020 the position eliminations may occur, or which Menlo positions will be kept. We will try to be as transparent as possible as this progresses, and additional information will be provided to you when available.

As incentive for you to stay at Menlo while decisions regarding position eliminations are being made, Menlo and Foamix have agreed to provide certain severance protections and benefits to Menlo employees if the merger closes. After closing of the merger, if your employment with the Company is terminated by the Company without cause or if you resign for good reason within 12 months following the closing, subject to you remaining with the company until your transition date and your timely execution and non-revocation of a separation agreement including a general release of claims, you will be entitled to receive the following severance payments and benefits:

•

A lump sum cash payment equal to 90 days of your base salary, plus 2 weeks of base salary for every full year you have been employed with Menlo (calculated based on your salary at the time of termination), less applicable withholding taxes and deductions;

•

A lump sum cash payment of your target bonus for the year of termination, pro-rated based on the number of days you were employed during the year through the date of termination, less applicable withholding taxes and deductions; and

•	If you timely elect COBRA coverage, health insurance premiums paid by the Company, via COBRA, for 90 days following your termination of employment.

For you, the resulting payments may look like the calculations below. These amounts are calculated as an example only and assume a March 31, 2020 separation date. Additional assumptions for the calculations are included in the example below. Your actual severance amounts will be calculated based upon your actual pay and separation date and may be lower or higher than the amounts described below.

•	Payment equal to 90 days of your base salary based on a 3% pay increase effective Jan. 2020: ______________

•	X-weeks of additional severance for Y-full years of service with Menlo: ______________

•	2020 pro-rated bonus (representative assuming 3/31/20 termination date): ______________

•	Health benefit reimbursement based on your current health benefit elections: ______________

For purposes of the above severance payments and benefits, “cause” and “good reason” have the same meanings as in the Company’s 2018 Omnibus Incentive Plan.

In addition, if you hold stock options and RSUs covering shares of the Company, you will continue to hold the same number of stock options and RSUs of the Company following the closing, the exercise price of your stock options will not change and such stock options and RSUs will continue to vest in accordance with the same terms and conditions as applied to your stock options and RSUs prior to the closing, except that, unless otherwise provided in your applicable award agreement, any stock options and RSUs that are scheduled to vest on or after the first anniversary of the closing will instead vest on the first anniversary of the closing subject to your continued employment through that 12 month period. If, however, your employment is terminated without cause or you resign for good reason within 12 months following the closing and you remain with the company until your transition date, the following treatment will apply to your outstanding stock options and RSUs:

•	Vesting of all stock options and RSUs held by you will accelerate so that 100% of your stock options and RSUs will vest as of the date your employment with Menlo is terminated; and

•

For stock options, you will have a 12-month exercise period (instead of the normal 3 months) starting from your termination date so that you have a longer opportunity to make a decision about exercising your stock options.

For purposes of the accelerated vesting described above, “cause” and “good reason” have the same meanings as in the applicable Menlo equity plan under which your stock options and RSUs were granted.

We believe that the combined company has a compelling product portfolio and late-stage pipeline. There are multiple anticipated milestones which have the potential to create stockholder value during the first 12 to 15 months following closing of the merger.

•	Commercial launch of AMZEEQTM anticipated in Q1 2020

•	Phase II clinical trial results for serlopitant for the treatment of CPUO in January or February 2020

•	Phase III clinical trial results in the U.S. and Europe for serlopitant for the treatment of pruritus in PN in March or April 2020

•	FMX103 PDUFA action date of June 2, 2020

•	Phase II clinical trial results for FCD105 for treatment of moderate to severe acne with top-line data expected in Q2 2020

•	NDA submission of serlopitant in H2 2020, assuming Phase III success for the treatment of pruritus in PN

•	Serlopitant potential PDUFA action date, mid-2021

Stock markets are unpredictable and we cannot provide any advice about your equity holdings. However, it can be helpful to calculate what your stock options and RSUs might be worth under different stock price scenarios. The examples below are for illustrative purposes only and not an indication of what your stock options and RSUs may be worth upon vesting or at any time in the future. The illustrative values below do not reflect any required tax withholdings, which may be covered through net settlement of shares.

Your Options (#)	Strike Price	Value of Options (Before taxes & fees) at Various Share Prices:
		$2.00	$4.00	$6.00	$8.00	$10.00
100	5	$0	$0	$100	$300	$500

Your RSUs (#)	Value of RSUs (Before taxes & fees) at Various Share Prices:
	$2.00	$4.00	$6.00	$8.00	$10.00
100	$200	$400	$600	$800	$1,000

You will also continue to have an opportunity to participate in the Menlo ESPP prior to the closing of the Merger, including the regularly scheduled purchase in February 2020 if you are enrolled in that purchase period.

Please read this letter carefully. There is a lot of information to understand. Please bring your questions and feedback to HR or your own legal and tax advisors. Some of the benefits described in this letter apply specifically in the event of termination after a change-of-control event. The proposed merger with Foamix will be considered a change-of-control event for Menlo.

I want to underscore the management team’s commitment to be as transparent as possible throughout the merger process.

If serlopitant receives FDA approval, we will have accomplished a great thing. Serlopitant may change the lives of hundreds of thousands of patients. We will always share the experience of being the team that through hard work, determination and passion, got serlopitant to where it is today. You should all be proud of what we have done together at Menlo. I am excited to be part of this team as we continue to work together to get the trial results for CPUO and PN, and prepare our NDA.

Sincerely,

Steve Basta

Additional Information and Where to Find It

Menlo Therapeutics Inc. (“Menlo”) plans to file a Registration Statement on Form S-4 containing a joint proxy statement/prospectus of Menlo and Foamix Pharmaceuticals Ltd. (“Foamix”) and other documents concerning the proposed merger with the Securities and Exchange Commission (the “SEC”). BEFORE MAKING ANY VOTING DECISION, MENLO’S AND FOAMIX’S RESPECTIVE STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED BY EACH OF MENLO AND FOAMIX WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Menlo and Foamix with the SEC at the SEC’s website at www.sec.gov. Investors and stockholders will be able to obtain a free copy of the joint proxy statement/prospectus and other documents containing important information about Menlo and Foamix, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Menlo and Foamix make available free of charge at http://ir.menlotherapeutics.com/financials/sec-filings and https://www.foamix.com/investors/sec-filings, respectively, copies of materials they file with, or furnish to, the SEC.

Participants in the Solicitation

This communication does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities. Menlo, Foamix and their respective directors, executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the stockholders of Menlo and Foamix in connection with the proposed merger. Security holders may obtain information regarding the names, affiliations and interests of Menlo’s directors and officers in Menlo’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 28, 2019, and its definitive proxy statement for the 2019 annual meeting of stockholders, which was filed with the SEC on May 10, 2019. Security holders may obtain information regarding the names, affiliations and interests of Foamix’s directors and officers in Foamix’s Annual Report on Form 10-K for the fiscal year ended

December 31, 2018, which was filed with the SEC on February 28, 2019, and its definitive proxy statement for the 2019 annual meeting of stockholders, which was filed with the SEC on March 11, 2019. To the extent the holdings of Menlo securities by Menlo’s directors and executive officers or the holdings of Foamix securities by Foamix’s directors and executive officers have changed since the amounts set forth in Menlo’s or Foamix’s respective proxy statement for its 2019 annual meeting of stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such individuals in the proposed merger will be included in the joint proxy statement/prospectus relating to the proposed merger when it is filed with the SEC. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov, Menlo’s website at http://ir.menlotherapeutics.com/financials/sec-filings and Foamix’s website at https://www.foamix.com/investors/sec-filings.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the federal securities law that are subject to various risks and uncertainties that could cause our actual results to differ materially from those expressed or implied in such statements. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. Such factors include, but are not limited to: (i) Menlo or Foamix may be unable to obtain stockholder approval as required for the merger; (ii) other conditions to the closing of the merger may not be satisfied; (iii) the merger may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement of the merger on the ability of Menlo or Foamix to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Menlo or Foamix does business, or on Menlo’s or Foamix’s operating results and business generally; (v) Menlo’s or Foamix’s respective businesses may suffer as a result of uncertainty surrounding the merger and disruption of management’s attention due to the merger; (vi) the outcome of any legal proceedings related to the merger; (vii) Menlo or Foamix may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (ix) risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; (x) the risk that Menlo or Foamix may be unable to obtain governmental and regulatory approvals required for the transaction, or that required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; and (xi) other risks to consummation of the merger, including the risk that the merger will not be consummated within the expected time period or at all. Additional factors that may affect the future results of Menlo and Foamix are set forth in their respective filings with the SEC, including each of Menlo’s or Foamix’s most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. See in particular Item 1A of Part II of Menlo’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019 under the heading “Risk Factors” and Item 1A of Part II of Foamix’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019 under the heading “Risk Factors.” The risks and uncertainties described above and in Menlo’s most recent Quarterly Report on Form 10-Q and Foamix’s most recent Quarterly Report on Form 10-Q are not exclusive and further information concerning Menlo and Foamix and their respective businesses, including factors that potentially could materially affect its business, financial condition or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements. Readers should also carefully review the risk factors described in other documents that Menlo and Foamix file from time to time with the SEC. The forward-looking statements in this communication speak only as of the date of this communication. Except as required by law, Menlo and Foamix assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.